

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section JUN 29 2012 Washington DC

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2011 (MM/DD/YY) AND ENDING 04/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTR, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 John F Kennedy Blvd - Suite 401
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Crompton 215-665-0245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano Slack LLC
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Crompton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTR, Inc., as of April 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA C. OLT
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/21/2013

James Crompton
Signature

President
Title

Laura Olt 6/28/12
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PTR, INC.

Financial Statements

April 30, 2012

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

PTR, INC.

Financial Statements

April 30, 2012

INDEX

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
PTR, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of PTR, Inc. (the "Company") as of April 30, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respected, the financial position of PTR, Inc. as of April 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Stephano Slack LLC

June 27, 2012
Wayne, Pennsylvania

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 *fax* 610-696-5648

PTR, INC.
Statement of Financial Condition
April 30, 2012

ASSETS

Cash and Cash Equivalents	$	7,607,529
Accounts Receivable, Net of Allowance for Doubtful Acounts of $675,386		5,319,522
Deposits with Clearing Organizations		3,098,931
Employee Advances		20,000
Prepaid Expenses		98,906
Deposit		20,472
Investments in Partnerships at Fair Value		158,047
Deferred Tax Asset		274,503
Property and Equipment, Net of Accumulated Depreciation		99,420
Other Assets		19,139
TOTAL ASSETS	$	16,716,469

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	11,812,423
Stockholder's Equity		4,904,046
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	16,716,469

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Income
For the Year Ended April 30, 2012

Revenues		
Commissions	$	38,690,951
Loss on Investments in Partnerships		(22,060)
Other Income		8,008
TOTAL REVENUES		38,676,899
Expenses		
Commissions		11,299,951
Employee Compensation and Benefits		16,735,359
Exchange and Registration Fees		6,172,830
Occupancy Expense		72,212
Other Expenses		3,363,623
TOTAL EXPENSES		37,643,975
INCOME BEFORE PROVISION FOR INCOME TAXES		1,032,924
PROVISION FOR INCOME TAXES		542,457
NET INCOME	$	490,467

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2012

	Common Stock*	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Beginning Balance, May 1, 2011	$ 1	$ 14,999	$ 4,398,579	$ 4,413,579
Net Income	0	0	490,467	490,467
ENDING BALANCE, APRIL 30, 2012	$ 1	$ 14,999	$ 4,889,046	$ 4,904,046

* $1 Par Value, 10,000 Shares Authorized, 1 Share Issued and Outstanding

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Cash Flows
For the Year Ended April 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	490,467
Adjustments to Reconcile Net Income to		
Net Cash Flows Provided by Operating Activities		
Depreciation		14,238
Allowance for Doubtful Accounts		675,386
Deferred Tax Asset		(274,503)
Decrease (Increase) in Assets		
Accounts Receivable		(803,527)
Deposits with Clearing Organizations		(594,613)
Employee Advances		20,000
Prepaid Expenses		(98,906)
Deposit		(20,472)
Other Assets		(100)
Increase (Decrease) in Liabilities		
Accounts Payable and Accrued Expenses		2,160,079
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		1,568,049
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment		(4,438)
Investments in Partnerships at Fair Value		22,060
NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		17,622
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,585,671
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		6,021,858
CASH AND CASH EQUIVALENTS, END OF YEAR	$	7,607,529
Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for Interest	$	5,210
Cash Paid During the Year for Income Taxes	$	880,618

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority and is a member of the New York Stock Exchange ("NYSE"), the American Exchange ("AMEX"), Chicago Stock Exchange ("CHX"), and the Philadelphia Exchange ("NASDAQ OMX PHLX"). The Company is a Pennsylvania Corporation that provides brokerage services to its customers located throughout the United States. The Company is a wholly owned subsidiary of James Crompton, Inc.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Each interest bearing account is insured by the Federal Deposit Insurance Corporation up to $250,000 and unlimited deposit insurance coverage for its non-interest bearing accounts through December 31, 2012. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest bearing accounts.

Accounts Receivable - Accounts receivable are carried at cost less an allowance for doubtful accounts. The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The Company does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable balances and establishes an allowance for doubtful accounts based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. At April 30, 2012, the allowance for doubtful accounts was $675,386.

Deposits with Clearing Organizations - Deposits with clearing organizations relate to the transactions clearing through these organizations.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Automobiles	5 Years

Fair Value Measurements - The *Fair Value Measurements and Disclosures* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820") provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The carrying amounts for cash and cash equivalents, accounts receivables, advances, prepaid expenses, accounts payables and accrued expenses approximate their fair value because of their short-term maturity.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
Level 2	Inputs to the valuation methodology include • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs, other than quoted prices, that are observable for the asset or liability; • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2 – Summary of Significant Accounting Policies (continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of April 30, 2012.

Deposits with Clearing Organizations: Valued based on cash and cash equivalents and are considered level 1 within the fair value hierarchy of the Company.

Investments in Partnerships: Valued on the income tax basis, which approximates the fair value, and are considered level 3 within the fair value hierarchy of the Company. When quoted prices are not available for identical or similar investments, the investment is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of April 30, 2012:

	Fair Value Measurment at April 30, 2012			
	Level 1	Level 2	Level 3	Total
Assets				
Deposits with Clearing Organizations	$ 3,098,931	$ 0	$ 0	$ 3,098,931
Investments in Partnerships at Fair Value	0	0	158,047	158,047
TOTAL ASSETS AT FAIR VALUE	$ 3,098,931	$ 0	$ 158,047	$ 3,256,978

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 2 – Summary of Significant Accounting Policies (continued)

The following table sets forth a summary of changes in fair value of the Company's level 3 assets for the year ended April 30, 2012:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Options Advisors LLC	Look Away LLC	Total
Balance, Beginning of Year	$ 100,000	$ 80,107	$ 180,107
Realized Gains (Losses)	(20,384)	(1,676)	(22,060)
Unrealized Gain (Loss)	0	0	0
Purchases, Sales, Issuances, and Settlements (Net)	0	0	0
BALANCE, END OF YEAR	$ 79,616	$ 78,431	$ 158,047

Long-Lived Assets – As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment loss noted as of April 30, 2012.

Commissions - Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Income Taxes – As required by the *Income Taxes* Topic of the FASB Accounting Standards Codification No. 740 ("FASB ASC 740"), deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are provided on deferred tax assets for which it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company has evaluated the effects of the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740") and has concluded that the Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon a taxing authorities examination. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 3 - Property and Equipment

Property and equipment at April 30, 2012 were as follows:

Equipment	$	18,985
Automobiles		157,726
TOTAL PROPERTY AND EQUIPMENT		176,711
Less: Accumulated Depreciation		77,291
NET PROPERTY AND EQUIPMENT	$	99,420

Depreciation expense for the year ended April 30, 2012 was $14,238.

NOTE 4 - Accrued Expenses

Accrued expenses at April 30, 2012 were as follows:

Commissions Payable	$	10,805,731
Accrued Payroll		180,000
Accrued Professional Fees		68,525
Accrued SIPC Fees		37,961
Accrued Floor Expenses		590,000
TOTAL ACCRUED EXPENSES	$	11,682,217

NOTE 5 - Income Taxes

Deferred taxes are computed based on the expected tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal item resulting in the difference is the establishment of an allowance for doubtful accounts. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. Valuation allowances are established with necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 5 - Income Taxes (continued)

The provision for income taxes for the year ended April 30, 2012 was as follows:

Current Provision	
Federal	$ 590,782
State	226,178
NET CURRENT PROVISION FOR INCOME TAXES	816,960
Deferred Benefit	
Federal	(206,516)
State	(67,987)
NET DEFERRED BENEFIT FOR INCOME TAXES	(274,503)
TOTAL PROVISION FOR INCOME TAXES	$ 542,457

At April 30, 2012, the Company has a current deferred tax asset in the amount of $274,503.

NOTE 6 - Related Party Transactions

The Company has transactions in the ordinary course of business with Hybrid Trading & Resources ("HTR"), which is a related party through common ownership. For the year ended April 30, 2012 the Company received revenue from HTR in the amount of $464,739 for floor expenses. For the year ended April 30, 2012 the Company paid commissions to HTR in the amount of $11,151,624. The Company also has amounts due to HTR totaling $10,496, which has been included in accounts payable at April 30, 2012.

NOTE 7 - Lease Commitments

The Company leases office space under a non-cancelable operating lease with monthly payments totaling $1,835 plus common operating expenses, which expires December 2013. Rental expense for the Philadelphia office for the year ended April 30, 2012 was $28,083.

The Company leases office space under a non-cancelable operating lease with monthly payments totaling $2,300 plus common operating expenses, which expires September 2016. Rental expense for the Chicago office for the year ended April 30, 2012 was $29,892.

NOTE 7 - Lease Commitments (continued)

The future minimum payments for the non-cancelable operating leases described above for the years ended April 30 are as follows:

2013	$	50,560
2014		41,681
2015		28,625
2016		29,140
2017		12,232
TOTAL	$	162,238

NOTE 8 – Retirement Benefits

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401(k) profit sharing plan. An employee may elect to contribute up to 100% of annual compensation subject to certain limits described in the plan document. A matching employer contribution may be made to the plan at the discretion of the Company. For the year ended April 30, 2012, the Company did not make a contribution to the Plan.

NOTE 9 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty

NOTE 10 – Commitments and Contingencies

The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

As a result of regulatory examinations and investigations performed by FINRA there is a current global settlement of $80,000 due for violations relating to business conducted on PHLX. The Company has rejected this settlement and at this time cannot reasonably estimate the fines they will ultimately pay so no such accrual has been made. It is at least reasonably possible that the settlement will change within the near term because of the inherent uncertainties.

NOTE 11 - Major Customer

During the year ended April 30, 2012, the Company had one major customer. Gross revenues from this customer amounted to $4,993,679 or 12.9% of gross revenue for the year ended April 30, 2012. Accounts receivable outstanding relating to this revenue at April 30, 2012 was $858,627 which amounted to 27.7% of total receivables.

NOTE 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2012, the Company had net capital of $961,282, which was $173,787 in excess of its required net capital of $787,495. The Company's aggregate indebtedness to net capital ratio was 12.3 to 1.

NOTE 13 – Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of the that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control any customer funds or securities at April 30, 2012.

NOTE 14 – Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from May 1, 2012 through June 27, 2012, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
PTR, Inc.
Philadelphia, Pennsylvania

We have audited the financial statements of PTR, Inc. as of and for the year ended April 30, 2012, and have issued our report thereon dated June 27, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Stephano Slack LLC

June 27, 2012
Wayne, Pennsylvania

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 *fax* 610-696-5648

PTR, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
April 30, 2012

NET CAPITAL		
Total Stockholder's Equity		$ 4,904,046
Deductions		
Non-Allowable Assets		
Receivables from Brokers-Dealers	3,252,277	
Property and Equipment, Net Accumulated Depreciation	99,420	
Investments Not Readily Marketable	158,047	
Employee Advances	20,000	
Prepaid Expenses	98,906	
Deposit	20,472	
Deferred Tax Asset	274,503	
Other Assets	19,139	
TOTAL DEDUCTIONS		3,942,764
NET CAPITAL		$ 961,282
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Expenses	11,812,423	
TOTAL AGGREGATE INDEBTEDNESS		$ 11,812,423
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED (6 2/3% x $11,812,423)		$ 787,495
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER		$ 250,000
NET CAPITAL REQUIREMENT		$ 787,495
EXCESS NET CAPITAL		$ 173,787
NET CAPITAL LESS 120% OF MINIMUM ($787,495 x 120%)		$ 16,288
TOTAL AGGREGATE INDEBTEDNESS		$ 11,812,423
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		12.3 to 1

PTR, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
April 30, 2012

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF APRIL 30, 2012)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$ 12,584,357
AUDIT ADJUSTMENTS	
ADJUSTMENT TO NON-ALLOWABLE ASSETS	(298,501)
PRIOR PERIOD ADJUSTMENTS TO STOCKHOLDER'S EQUITY	(10,494,461)
ADJUSTMENT TO ACCOUNTS RECEIVABLE	(675,386)
ADJUSTMENT TO PREPAID EXPENSES	87,625
ADJUSTMENT TO INVESTMENTS IN PARTNERSHIPS	(22,060)
ADJUSTMENT TO DEFERRED TAXES	274,503
ADJUSTMENT TO ACCUMULATED DEPRECIATION	(4,438)
ADJUSTMENT TO OTHER ASSETS	100
ADJUSTMENT TO ACCRUED EXPENSES	(490,457)
NET CAPITAL PER ABOVE	$ 961,282

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
PTR, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of PTR, Inc. (the "Company"), as of and for the year ended April 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

www.stephanoslack.com
WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on June 27, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephano Slack LLC

June 27, 2012
Wayne, Pennsylvania

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
PTR, Inc.
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, [General Assessment Reconciliation (Form SIPC-7)], to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2012, which were agreed to by PTR, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the New York Stock Exchange, solely to assist you and the other specified parties in evaluating PTR, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). PTR, Inc.'s management is responsible for PTR, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for year ended April 30, 2012 noting an increase in total revenues in the amount of $883,822;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, expect the change in revenue as noted in item 2 above. The increase in revenues would result in an additional tax due of $2,210.

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

June 27, 2012
Wayne, Pennsylvania


STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

+ www.stephanoslack.com

+ WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600
fax 610-687-0016

+ WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road
West Chester, PA 19380
tel 610-696-4400
fax 610-696-5648